UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2024

PIERIS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-37471	30-0784346
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 Franklin Street, 26th Floor	02110
Boston, MA
(Address of principal executive offices)	(Zip Code)

s telephone number, including area code: 857-246-8998

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	PIRS	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) On December 2, 2024, Pieris Pharmaceuticals, Inc. (the "Company" or "Pieris") held its 2024 annual meeting of stockholders (the "Annual Meeting"). Of the 1,320,240 shares of common stock of the Company issued and outstanding and eligible to vote as of the record date of October 25, 2024, a quorum of 1,020,443 shares of common stock, or 77.29% of the outstanding shares, were present in person or by proxy.

(b) At the Annual Meeting, the stockholders: (1) elected each of Chris Kiritsy and Peter Kiener, D.Phil. to the Company’s Board of Directors as Class I directors, each to serve for a three-year term expiring at the 2027 annual meeting of stockholders (“Election of Directors”); (2) ratified the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 (“Auditor Ratification”); and (3) approved, on a non-binding basis, the compensation of named executive officers (“Say on Pay”). A more complete description of each of these matters is set forth in the Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 6, 2024.

The number of votes cast in favor or against or withheld by the stockholders and, where applicable, the number of abstentions and the number of broker non-votes on each of the foregoing matters are set forth below.

1. Election of Directors

Name	Votes For	Votes Withheld	Broker Non-Votes
Chris Kiritsy	593,528	18,274	408,641
Peter Kiener, D.Phil.	593,558	18,244	408,641

2. Auditor Ratification

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
1,017,470	2,439	534	-

3. Say on Pay

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
604,490	6,678	634	408,641

Item 8.01 Other Events.

As previously announced, on July 23, 2024, Pieris entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Palvella Therapeutics, Inc., a Delaware corporation (“Palvella”), a private, clinical-stage biopharmaceutical company whose vision is to become the leading rare disease biopharmaceutical company focused on developing and, if approved, commercializing novel therapies to treat patients suffering from serious, rare genetic skin diseases, for which there are no FDA approved therapies, and Polo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pieris (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Palvella, with Palvella surviving as a wholly owned subsidiary of Pieris (the “Merger”).

This Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement the proxy statement/prospectus (the “proxy statement/prospectus”) (1) included in the Registration Statement on Amendment No. 5 to Form S-4, File No. 333-281459 (the “Registration Statement”), filed by Pieris with the the SEC on November 7, 2024 and declared effective by the SEC on November 8, 2024, (2) filed by Pieris with the SEC as a prospectus on November 8, 2024, and (3) first mailed to Pieris’ stockholders on November 8, 2024. The information contained in this Form 8-K is incorporated by reference into the proxy statement/prospectus. Terms used in this Form 8-K, but not otherwise defined, shall have the respective meanings ascribed to such terms in the proxy statement/prospectus.

Following the announcement of the Merger Agreement and as of the date of this Form 8-K, Pieris received nine demands from purported Pieris stockholders requesting additional information for inclusion in the Registration Statement. Additionally, two lawsuits have been filed by two purported Pieris stockholders requesting additional information for inclusion in the Registration Statement. The demands and the complaints generally allege that the Registration Statement contains certain disclosure deficiencies without the requested additional information.

Pieris and the other named defendants deny that they have violated any laws or breached any duties to stockholders of Pieris, and they believe that no supplemental disclosure is required to the proxy statement/prospectus under any applicable law, rule or regulation. Nevertheless, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger that could result from such litigation, Pieris is providing certain supplemental disclosures set forth in this Form 8-K. The supplemental information contained in this Form 8-K should be read in conjunction with the proxy statement/prospectus, which Pieris urges you to read in its entirety. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the extent that information in this Form 8-K differs from, or updates information contained in, the proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the proxy statement/prospectus. The information contained in this Form 8-K speaks only as of the date of this Form 8-K, unless the information specifically indicates that another date applies. Except as otherwise described in this Form 8-K or the documents referred to, contained in or incorporated by reference in this Form 8-K, the proxy statement/prospectus, the annexes to the proxy statement/prospectus and the documents referred to, contained in or incorporated by reference in the proxy statement/prospectus are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy for use at Pieris' virtual special meeting, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that Pieris stockholders may have previously received or delivered. No action is required by any Company stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

Supplemental Disclosures

All page references are to pages in the proxy statement/prospectus.

1.            The following new disclosure under a section titled “Legal Proceedings” is added to page 22 of the proxy statement/prospectus right after the section titled “Anticipated Accounting Treatment”:

Legal Proceedings

Two lawsuits were filed in the Supreme Court of the State of New York, County of New York on November 15, 2024 by two purported stockholders of Pieris in connection with the Merger. The lawsuits are captioned Eric Johnson v. Pieris Pharmaceuticals, Inc., et al., No. 659064/2024, or the Johnson Complaint, and Michael Kent v. Pieris Pharmaceuticals, Inc., et al., No. 659073/2024, or the Kent Complaint, and together with the Johnson Complaint, the Complaints. Each Complaint named as defendants Pieris and the members of the Pieris board of directors. The plaintiffs contended that the Form 424 prospectus filed on November 8, 2024, or the Form 424 Prospectus, omitted or misrepresented material information regarding the Merger, rendering the Form 424 Prospectus false and misleading.

Between August 22, 2024 and November 27, 2024, Pieris received nine demands from purported stockholders of Pieris making substantially similar claims as in the Complaints regarding the disclosures in the proxy statement/prospectus related to the Merger.

Additional lawsuits may be filed against Pieris, Merger Sub, Palvella, and/or the , and additional demands may be received in connection with the Merger and the proxy statement/prospectus. The defendants dispute the allegations in the shareholder demands and the Complaints. For additional information, see page 259 in the section entitled “Legal Proceedings.”

2.            The following table replaces the table under the first full paragraph of the subsection entitled “Selected Publicly-Traded Companies Analysis” of the section entitled “The Merger—Opinion of Pieris’ Financial Advisor” on page 144 of the proxy statement/prospectus:

Company Name	Closing Stock Price on July 19, 2024	Closing Market Capitalization on July 19, 2024 ($ in millions)
Viridian Therapeutics, Inc.	$14.47	$1,224
Pharvaris N.V.	$18.36	$1,040
Pliant Therapeutics, Inc.	$12.36	$764
Astria Therapeutics, Inc.	$11.20	$695
Fulcrum Therapeutics, Inc.	$8.00	$498
Inozyme Pharma, Inc.	$5.33	$330

3.            The following table replaces the table under the first full paragraph of the subsection entitled “Selected Precedent IPO Analysis” of the section entitled “The Merger—Opinion of Pieris’ Financial Advisor” page 145 of the proxy statement/prospectus:

IPO Date	Issuer Name	IPO Price	Issuance Amount ($ in millions)
6/27/2024	Alumis, Inc.	$16.00	$250
10/20/2023	Abivax SA	$11.60	$236
4/28/2022	Belite Bio, Inc	$6.00	$36
4/8/2021	VectivBio Holding AG	$17.00	$128
2/5/2021	Angion Biomedica Corp.	$16.00	$105
2/3/2021	Landos Biopharma	$16.00	$100

4.            The Note below the table appearing on page 148 of the proxy statement/prospectus under the section entitled “Certain Unaudited Financial Projections of Palvella” is amended and replaced in its entirety with the following disclosure. The modified text is underlined below:

Note: The Palvella Projections through 2038 shown in the table above include projections for QTORIN rapamycin for microcystic LM only and are probability-adjusted by 65.0% to reflect the probabilities of technical success determined by Palvella’s management. Palvella's management believes projections for 2039 and 2040 are substantially more uncertain than the Palvella Projections through 2038 and therefore were not included. Palvella owns issued patents in the United States and pending applications in the United States directed to anhydrous gel formulations of rapamycin and methods of using the same to treat certain skin disorders, including microcystic LM that naturally expire in 2038. As such, the shown Palvella Projections are through the end of calendar year 2038 to align with the expected period of patent protection. In addition, in the discounted cash flow analysis of Palvella performed by Stifel in connection with its opinion, the projected free cash flows of Palvella assumed a 31% tax rate and no existing NOLs. The tax assumptions used to calculate projected free cash flows of Palvella were made by Palvella solely for purposes of the discounted cash flow analysis performed in connection with Stifel’s opinion, and none of Pieris, Palvella or Stifel assumes any responsibility for any use of such assumptions, or reliance on such assumptions, for any other purpose.

5.            The fifth full paragraph under the subsection entitled “Director Compensation” of the section entitled “PIERIS EXECUTIVE AND DIRECTOR COMPENSATION” on page 195 of the proxy statement/prospectus is amended and replaced in its entirety with the following disclosure. The modified text is underlined below:

In addition, in 2023 Pieris announced its intention to explore engaging in one or more strategic transactions, including mergers, reverse mergers, acquisitions, other business combinations or sales of assets, or other strategic transactions. The Pieris board of directors appointed a Transaction Committee of the Pieris board of directors to help facilitate the Pieris board of directors’ consideration of such potential strategic transactions, which consists of Pieris’ directors James Geraghty, Christopher Kiritsy, and Peter Kiener, D.Phil. The Pieris board of directors appointed James Geraghty, Christopher Kiritsy, and Peter Kiener, D.Phil. as the initial members of the Transaction Committee based on its determination that these directors each had expertise that would be useful in connection with a review of potential strategic alternatives, and were each disinterested with respect to a potential transaction and free of any relationship that, in the opinion of the Pieris board of directors, would interfere with their exercise of independent judgment in carrying out their responsibility in considering and evaluating a potential strategic transaction. Each member of the Transaction Committee was compensated for their service on the committee with an annual fee of $10,000 paid quarterly in arrears following the end of each fiscal quarter, provided that the amount of such payment was prorated for any portion of such quarter that such director was not serving as a member of the Transaction Committee. On July 23, 2024, the Pieris board of directors determined to dissolve the Transaction Committee effective as of September 30, 2024.

6.            The following new disclosure under a section titled “Legal Proceedings” is added to page 159 of the proxy statement/prospectus right after the section titled “Anticipated Accounting Treatment”:

Legal Proceedings

Two lawsuits were filed in the Supreme Court of the State of New York, County of New York on November 15, 2024 by two purported stockholders of Pieris in connection with the Merger. The lawsuits are the Johnson Complaint and the Kent Complaint. Each Complaint named as defendants Pieris and the members of the Pieris board of directors. The plaintiffs contended that the Form 424 Prospectus omitted or misrepresented material information regarding the Merger, rendering the Form 424 Prospectus false and misleading.

Between August 22, 2024 and November 27, 2024, Pieris received nine demands from purported stockholders of Pieris making substantially similar claims as in the Complaints regarding the disclosures in the proxy statement/prospectus related to the Merger.

Additional lawsuits may be filed against Pieris, Merger Sub, Palvella, and/or the Pieris board of directors, and additional demands may be received in connection with the Merger and the proxy statement/prospectus. The defendants dispute the allegations in the shareholder demands and the Complaints.

Cautionary Statement Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements including within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, (the "Exchange Act") Section 27A of the Securities Act of 1933, as amended, (the "Securities Act") and the Private Securities Litigation Reform Act of 1995 (“PSLRA”). This includes statements regarding: the anticipated completion and effects of the proposed Merger and private placement; anticipated communications regarding each of Pieris’ and Palvella’s entry into the Merger Agreement; and other statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Pieris uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA, the Securities Act, or the Exchange Act. Such forward-looking statements are based on Pieris’ expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to: the risks related to the proposed Merger included in the Registration Statement, the completion of the Merger, including the need for stockholder approval and the satisfaction (or waiver) of closing conditions; and the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement.

New factors emerge from time to time, and it is not possible for Pieris to predict all such factors, nor can Pieris assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the Merger, are more fully discussed in the proxy statement/prospectus filed with the SEC in connection with the contemplated transactions. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Pieris’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this Form 8-K are based on information available to Pieris as of the date of this Form 8-K. Pieris undertakes no obligation to update such forward-looking statements to reflect events or circumstances after the date of this Form 8-K, except to the extent required by law.

Additional Information and Where to Find It

The contemplated transactions referenced in this Form 8-K have not yet been consummated. This Form 8-K is for informational purposes only and is not a substitute for any materials that Pieris has filed or may file with the SEC. In connection with the proposed Merger, pursuant to the Merger Agreement, Pieris has filed relevant materials with the SEC, including this Form 8-K, the Registration Statement and the proxy statement/prospectus. PIERIS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PIERIS, PALVELLA AND THE CONTEMPLATED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of this Form 8-K, the Registration Statement, the proxy statement/prospectus and other documents filed by Pieris with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of this Form 8-K, the Registration Statement, the proxy statement/prospectus and other documents filed by Pieris with the SEC by contacting Investor Relations by email at info@pieris.com. Investors and stockholders are urged to read this Form 8-K, the Registration Statement and the proxy statement/prospectus, and the other relevant materials when they become available before making any voting or investment decisions.

Participants in the Solicitation

Pieris, Palvella, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Pieris’ stockholders with respect to the proposed Merger. Information regarding the persons who may be deemed participants in the solicitation of proxies from Pieris’ stockholders in connection with the proposed Merger are contained in the proxy statement/prospectus forming a part of the Registration Statement and the definitive proxy statement/prospectus relating to the proposed Merger which have been filed with the SEC.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PIERIS PHARMACEUTICALS, INC.

Dated: December 3, 2024	/s/ Tom Bures
Tom Bures
Chief Financial Officer